

December 15, 2006

Via Facsimile (917) 777-4112 and US Mail

Richard B. Aftanas, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

> **Re:** **Reliant Energy, Inc.**
> **Schedule TO-I/A**
> **Filed December 11, 2006**
> **File No. 005-78063**

Dear Mr. Aftanas:

We have reviewed your response to our comment and have the following additional comment:

1. We note your response to our comment and the changes you have made in certain sections of the Offer to Purchase. However, we believe that you have not made corresponding changes in other applicable areas of the offer materials. For example, under "Conditions to the Offer" in the "Summary of the Offer" section, you continue to reserve the right to terminate the Offer in your "reasonable discretion." Similarly, in "Expiration Dates, Extensions; Waiver; Termination; Amendment" on page 20 of the Offer to Purchase, the disclosure in the third bullet point continues to state that you may terminate the Offer "whether or not any of the conditions [listed] have been satisfied." In order to make a bona fide offer subject to specified conditions, you must be willing to perform absent a triggered condition. Thus, there would be no instance where termination of the offer would be within your reasonable discretion except where a condition had been triggered. If you intend to reserve the right to *waive* an offer condition in your sole discretion, which is permissible, please revise to clarify.

Please amend your document in response to this comment Please direct any questions to me at (202) 551-3267. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers
 and Acquisitions